SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________

SCHEDULE 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and
Amendments Thereto Filed Pursuant to Rule 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Himax Technologies, Inc.
(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)

43289P106
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d – 1(b)

☐  Rule 13d – 1(c)

☒  Rule 13d – 1(d)

SCHEDULE 13G

CUSIP No. 43289P106	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Chi Mei Optoelectronics Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 24,822,529
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 24,822,529
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,822,529
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.50%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 43289P106	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Leadtek Global Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 24,822,529
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 24,822,529
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,822,529
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.50%
12	TYPE OF REPORTING PERSON CO

Item 1(a).       Name of Issuer.

Himax Technologies, Inc.

Item 1(b).       Address of Issuer’s Principal Executive Offices.

The address of the principal executive offices is
No. 26, Zih Lian Road, Fonghua Village
Sinshih Township, Tainan County 744
Taiwan, the Republic of China.

Item 2(a).       Name of Person Filing.

Chi Mei Optoelectronics Corp.

Leadtek Global Group Limited

Item 2(b).       Address of Principal Business Office or, if None, Residence.

The address of the principal business office of Chi Mei Optoelectronics Corp. is No. 1, Chi-Yeh Road, Tainan Science-Based Industrial Park, Taiwan, the Republic of China.

The address of the principal business office of Leadtek Global Group Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

Item 2(c).       Citizenship.

Chi Mei Optoelectronics Corp. is incorporated under the laws of the Republic of China.

Leadtek Global Group Limited is incorporated under the laws of the British Virgin Islands.

Item 2(d).       Title of Class of Securities.

Ordinary Shares, par value US$0.0001 per Share (the “Shares”).

Item 2(e).       CUSIP Number.

43289P106

Item 3.           If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act,

(b) ☐	Bank as defined in Section 3(a)(6) of the Act,

(c) ☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d) ☐	Investment Company registered under Section 8 of the Investment Company Act,

(e) ☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

(f) ☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

(g) ☐	Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,

(h) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.           Ownership.

(a), (b) and (c)

Chi Mei Optoelectronics Corp. does not directly own any Shares.  Chi Mei Optoelectronics Corp. beneficially owns 24,822,529 Shares through Leadtek Global Group Limited, which is wholly owned by Chi Mei Optoelectronics Corp., representing approximately 12.50% of the outstanding Shares.  Chi Mei Optoelectronics Corp. has sole power to vote and dispose of 24,822,529 Shares.

Chi Mei Optoelectronics Corp. owns 100% of Leadtek Global Group Limited which directly owns 24,822,529 Shares, representing approximately 12.50% of the outstanding Shares.  Leadtek Global Group Limited has sole power to vote and dispose of 24,822,529 Shares.

Item 5.           Ownership of Five Percent or Less of the Class.

Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.           Identification and Classification of Members of the Group.

Not applicable.

Item 9.           Notice of Dissolution of Group.

Not applicable.

Item 10.         Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHI MEI OPTOELECTRONICS CORP.

By:	/s/ Jung-Chun Lin
	Name:	Jung-Chun Lin
	Title:	Chief Financial Officer

LEADTEK GLOBAL GROUP LIMITED

By:	/s/ Jung-Chun Lin
	Name:	Jung-Chun Lin
	Title:	Director

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendment thereto) with respect to the Shares of Himax Technologies, Inc. and further agree that this agreement be included as an exhibit to such filing.  In evidence there of, each of the undersigned hereby executed this Agreement on January 14, 2008.

CHI MEI OPTOELECTRONICS CORP.

By:	/s/ Jung-Chun Lin
	Name:	Jung-Chun Lin
	Title:	Chief Financial Officer

LEADTEK GLOBAL GROUP LIMITED

By:	/s/ Jung-Chun Lin
	Name:	Jung-Chun Lin
	Title:	Director